1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
Tel.: 215.963.5000                                             Counselors at Law
Fax: 215.963.5001


DAVID FREESE
215.963.5862
DFREESE@MORGANLEWIS.COM

January 29, 2014

Asen Parachkevov, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (the "Registrant") (File Nos. 033-42484 and
    811-06400)
    ----------------------------------------------------------------------------

Dear Mr. Parachkevov:

We are writing to respond to the oral comments we received from you on January 10, 2014 regarding the Registrant's preliminary proxy statement on Schedule 14A and accompanying letter to shareholders, notice, document entitled "Important News for Shareholders" and form of proxy cards (together, the "Proxy Materials"), which were filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of the Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Income Opportunities Fund, Cornerstone Advisors Public Alternatives Fund and the Cornerstone Advisors Real Assets Fund (each a "Fund" and together, the "Funds"), each a series of the Registrant, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on December 31, 2013. The following summarizes the SEC staff's comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Registrant's preliminary proxy statement. Requested changes have been made throughout the Proxy Materials where applicable.

1. COMMENT. Under the heading "The Change in Control of Cornerstone" in the proxy statement, please provide additional disclosure regarding the facts and circumstances of the Transaction. Include a more detailed discussion regarding Mr. Trenner's ownership stake in Cornerstone both before and after the Transaction and any changes in the Funds' portfolio managers that may be expected to result in connection with the Transaction.

     RESPONSE. The requested changes have been made.

Mr. Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission
Page 2


2. COMMENT. Item 22(c)(2) of Schedule 14A provides that the Registrant must "[s]tate the name, address and principal occupation of the principal executive officer and each director or general partner of" Cornerstone. Please confirm supplementally that each of the individuals listed in the chart under the heading "Information about Cornerstone" in the proxy statement is a principal executive officer, director or general partner of Cornerstone. Alternatively, please remove those individuals currently listed in the chart that do not function in any such capacity.

     RESPONSE. The requested changes have been made such that each of the individuals listed in the chart under the heading "Information about Cornerstone" in the proxy statement is a principal executive officer, director or general partner of Cornerstone.

3. COMMENT. Pursuant to Item 22(c)(4) of Schedule 14A, please disclose under the heading "Information about Cornerstone" in the proxy statement the name and address of any person who owns, of record or beneficially, ten percent or more of the outstanding voting securities of Cornerstone.

     RESPONSE. The requested changes have been made.

4. COMMENT. Under the heading "Board Considerations in Approving the New Agreement" in the proxy statement, please discuss the Board's considerations at the November 2013 Meeting, if any, with respect to Mr. Trenner's ownership transition.

     RESPONSE. The requested changes have been made.

5. COMMENT. Under the heading "Board Considerations in Approving the New Agreement" in the proxy statement, please discuss the Board's considerations at the November 2013 Meeting, if any, with respect to the Funds' performance since commencement of operations. If the Funds' performance was not considered, please discuss the reasons why.

     RESPONSE. The requested changes have been made.

6. COMMENT. Please confirm supplementally whether Cornerstone has any soft dollar arrangements in place with the Funds. If so, under the heading "Board Considerations in Approving the New Agreement" in the proxy statement, please discuss the nature of the Board's considerations, if any, with respect to Cornerstone's soft dollar arrangements with the Funds.

     RESPONSE. Cornerstone has confirmed that it does not have any soft dollar arrangements in place with respect to the Funds.

Mr. Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission
Page 3

7. COMMENT. If the Registrant will deliver one proxy statement to two or more Fund shareholders who share the same address (i.e., "householding"), please provide the disclosure required by Item 23 of Schedule 14A.

     RESPONSE. The Registrant will not engage in "householding" in connection with the accompanying proxy materials.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its proxy materials; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy materials reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy materials; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.

Sincerely,

/s/ David W. Freese
--------------------
David W. Freese

cc: Dianne M. Descoteaux, Esq.
    Timothy W. Levin, Esq.